EXHIBIT 99.1

SINOVAC BIOTECH LTD. ANNOUNCES FIRST SALES OF ITS
PROPRIETARY COMBINED HEPATITIS A&B VACCINE, BILIVE(TM)

BEIJING-- (CCNMatthews)--June 20, 2005--Sinovac Biotech Ltd. ("Sinovac") ("the Company") (AMEX:SVA - News) announced today that the first purchase order of Bilive(TM), Sinovac’s state-of-the-art combined hepatitis A&B vaccine, was signed on June 16th 2005 with Hunan Province Center for Disease Control (CDC).

This purchase order represents a major step for the Company as its second and most scientifically advanced vaccine product begins sales in China.  Sales were expected to begin in April 2005, however a new government vaccine distribution regulation system caused sales disruptions for manufacturers throughout China.

In order to improve the control and prevention of infectious diseases, and to protect human and public health the federal government decided major changes were required.  To this end, the government announced a change to its “Regulations on Vaccine Distribution and Prophylactic Immunization” on March 24th 2005.  This caused the provincial CDC’s to modify their respective regulations for vaccine distribution, and the new regulations went into effect on June 1, 2005.

The new regulation simplifies the distribution channel and enables vaccine manufacturers to sell their vaccines directly to any CDC or hospital. Since Sinovac’s products belong to the private market, its executives believe the new regulation will benefit the Company.

Bilive(TM) is the first new product in China to begin sales since the new regulation went into effect, and it is the only combined hepatitis A&B vaccine supplied by a Chinese company.   Sinovac’s VP of Marketing and Sales, Mr. Changju Fu commented, “Sinovac’s products are sold in the private market.  Since people have more disposable income the demand for Sinovac’s product keeps increasing. We expect to achieve rapid market penetration with Bilive(TM) in China.  Moreover, we are projecting sales growth rates similar to past Healive(TM) sales."

Sinovac Adapts

In preparing for the policy change, Sinovac discovered it has many advantages over its competitors.  Sinovac has quickly geared up to meet the larger distribution operations requirements by increasing its existing successful marketing and sales structure.   A good example of this is the March 2005 medical training and marketing conference, which brought top medical professionals and hepatitis specialists from across China, and about 130 doctors from China's Provincial and District CDCs to the beautiful Huang Mountain resort in Anhui Province, China.

These professionals, who recommend vaccines to their clients, agreed that the Chinese vaccine industry would begin promoting the use of inactivated vaccines such as Sinovac's Bilive(TM).  Sinovac believes, under the new regulation, its sales personnel will be even more effective; due to their previous efforts of building relationship with lower level CDCs and hospitals.

Healive(TM) Sales (Jan – May)

The regulation change did adversely affect Healive(TM) vaccine sales in second quarter.  Many vaccine buyers delayed purchase decisions until the full extent of regulatory changes went into effect.

Unaudited sales revenue from Jan to May 2005 is RmB 16,513,693 (USD$2,064,212) and sales revenue of the same corresponding period in 2004 is RmB 14,589,915 (USD$1,823,739); a growth rate of 13.19%.

Sinovac’s marketing department examined this response and Mr. Fu predicted, “It is difficult to know exactly how our buyers will react during this transformation period, however demand is still growing and we continue to adapt to meet new challenges.  I estimate that 2005 revenues of Healive(TM) will grow at a respectable rate of at least 20% compared to last year.”

About Bilive(TM)

Bilive(TM) is a state-of-the-art combined vaccine that protects people against Hepatitis A and Hepatitis B.  Bilive(TM) Junior is for children from ages 1 to 15 years, and Bilive(TM) Adult is for persons 16 years of age and older.  Bilive(TM) sells for approximately US $10 per dose in China, and the standard primary vaccination course consists of 3 doses per person.

Bilive(TM) is formulated by purified inactivated Hepatitis A virus antigen and recombinant (yeast) hepatitis B surface (HBsAg), absorbed into aluminum hydroxide. The vaccine induces the body's immune system to generate antibodies as a reaction against hepatitis A and hepatitis B viruses.

About Hepatitis B

Hepatitis B virus is a virus-induced liver disease that infects approximately 800,000 Chinese citizens and two billion people around the world at some point in their lives.  Nearly 300 million persons in the world are chronically infected with hepatitis B virus, which can result in liver cirrhosis, cancer, and can be life-threatening.  Sinovac's marketing strategy for Bilive(TM) targets the Chinese domestic market first and then international market.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is committed to becoming a world leader in the research and development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as SARS and Avian Flu Influenza (a.k.a. "bird flu"). The Company’s objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information regarding China’s new vaccine distribution and other important information is available on the Company website, http://www.sinovac.com/en/index.asp

If you want to receive press releases, additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.
SOURCE: Sinovac Biotech Ltd.

Sinovac Biotech Ltd.
Craig H. Bird
Investor Relations
(215) 782 – 8682 or
Toll Free: 1-866-360-8682  (North America)
info@sinovac.com
www.sinovac.com